MICROWARE SYSTEMS CORPORATION
                           1500 Northwest 118th Street
                             Des Moines, Iowa 50325
                                 (515) 223-8000


                                  July 6, 2001


Dear Shareholders:

     I am pleased to inform you that Microware Systems Corporation (the "Company") has entered into an Agreement and Plan of Merger dated as of June 29, 2001 (the "Merger Agreement") with RadiSys Corporation, an Oregon corporation ("RadiSys"), and Drake Merger Sub, Inc., an Iowa corporation and a wholly-owned subsidiary of RadiSys ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares ("Shares") of common stock, no par value per share ("Common Stock"), of the Company at a purchase price of $0.68 per Share, net to the seller in cash. The Merger Agreement provides for the making of the Offer which, if consummated and certain conditions are satisfied, will be followed by a merger (the "Merger") with the Company surviving as a wholly-owned subsidiary of RadiSys. In the Merger, Shares will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE OFFER AND RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Directors of your Company each gave consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Houlihan Lokey Howard & Zukin Capital, the Company's financial advisors, that, subject to the various assumptions and limitations set forth therein, the $0.68 cash price to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view.

                                      Very truly yours,


                                      /s/ Kenneth B. Kaplan
                                      Kenneth B. Kaplan
                                      Chairman of the Board and Chief Executive
                                        Officer